                                                           EXHIBIT 99.(a)(7)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated November 25, 1997 and the related Letter of Transmittal and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Merrill Lynch, Pierce, Fenner & Smith Incorporated, Smith Barney Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     NOTICE OF OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK
                                      OF
                             JACKSON HEWITT INC.
                                      AT
                            $68.00 NET PER SHARE
                                      BY
                             HJ ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                               HFS INCORPORATED

    HJ Acquisition Corp., a Virginia corporation (the "Purchaser") and a wholly owned subsidiary of HFS Incorporated, a Delaware corporation ("Parent"), is offering to purchase all outstanding shares of common stock, par value $.02 per share (the "Shares"), of Jackson Hewitt Inc., a Virginia corporation (the "Company"), at a price of $68.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). Following the Offer, the Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. NEW YORK
CITY TIME, ON MONDAY, JANUARY 5, 1998, UNLESS THE OFFER IS EXTENDED.

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which constitutes more than two-thirds of the Shares outstanding on a fully diluted basis, without giving effect to any Shares issuable pursuant to the Stock Option Agreement (as defined below). The Offer is also subject to other terms and conditions.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 19, 1997 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides that, among other things, after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of Virginia law, the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or Shares owned by the Purchaser, Parent or any other wholly owned subsidiary of Parent) will be cancelled and con verted into the right to receive $68.00 in cash, without interest.

    In connection with the Merger Agreement, Parent, the Purchaser and the Company entered into a Stock Option Agreement, dated as of November 19, 1997 (the "Stock Option Agreement"), pursuant to which, among other things, the Company granted the Purchaser an irrevocable option (the "Stock Option") to purchase up to 1,326,331 Shares (which represent approximately 19.9% of the currently outstanding Shares or 15.7% of the outstanding Shares giving effect to the exercise of the Stock Option), at a price of $68.00 per Share payable in cash, upon the occurrence of certain conditions specified therein.

    In addition, in connection with the Merger Agreement, Parent and the Purchaser have entered into Shareholders Agreements, each dated as of November 19, 1997 (collectively, the "Shareholders Agreements"), with each of the Company's directors and executive officers and with a shareholder of the Company (collectively, the "Selling Shareholders") who beneficially own an aggregate of 501,519 Shares directly and hold stock options to purchase an aggregate 316,074 Shares (which shares represent approximately 7% and 4%, respectively, of the Company's outstanding Shares on a fully diluted basis). Pursuant to the Shareholders Agreements, among other things, the Selling Shareholders have agreed to tender their Shares in the Offer (including any Shares which are issued upon exercise of their stock options prior to the expiration of the Offer).

    THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER

ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to ChaseMellon Shareholder Services, L.L.C. (the "Depositary") of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid, regard less of any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guar antees, or an Agent's Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (iii) any other documents required under the Letter of Transmittal.

    Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on Monday, January 5, 1998 (or the latest time and date at which the Offer, if extended by the Purchaser, shall expire) and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after January 23, 1998. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including the time of receipt of any notice of withdrawal) will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding.

    The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

    The Company has provided the Purchaser with the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nomi nees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security posi tion listing for subsequent transmittal to beneficial owners of Shares.

    THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Managers at their respec tive addresses and telephone numbers as set forth below. Additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below. Such copies will be furnished promptly at the Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Dealer Managers and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                                [MacKenzie Logo]

                                156 Fifth Avenue
                            New York, New York 10010
                        (212) 929-5500 (Call Collect) or
                          CALL TOLL-FREE (800) 322-2885


                     The Dealer Managers for the Offer are:

       MERRILL LYNCH & CO.                             SMITH BARNEY INC.
     World Financial Center                          388 Greenwich Street
           North Tower                              New York, New York 10013
  New York, New York 10281-1305                   (212) 816-7970 (Call Collect)
   (212) 449-8971 (Call Collect)

November 25, 1997